

January 20, 2015

Via E-mail
Mr. Colin Watt
President and Chief Executive Officer
Lynden Energy Corp.
888 Dunsmuir Street, Suite 1200
Vancouver, British Columbia

> **Re:** **Lynden Energy Corp.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed December 29, 2014**
> **File No. 0-55301**

Dear Mr. Watt:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Business, page 5

Vertical Well Development, page 6

1. The disclosure referring to 101 gross (41.38 net) vertical Wolfberry wells tied-in and producing does not appear to correlate with the tabular disclosure of tied-in and producing Wolfberry wells also presented on page 7. Please advise or revise your disclosure.

Summary Reserve Information, page 10

2. We note your disclosure of "wet" natural gas reserves including NGLs in the presentation of your proved and probable reserves as of June 30, 2013. If your reserves as of June 30, 2013 represent a combination of two separate sales products, please revise your disclosure to provide separate disclosure by product

type. In this regard, the staff considers natural gas liquids to be a separate product type under Item 1202(a)(4) of Regulation S-K. Therefore, NGL reserves, if material, should be presented as separate quantities for disclosure under Item 1202(a)(2) of Regulation S-K. Please revise your disclosure or tell us why a revision is not necessary.

Proved Reserves, page 10

3.   We also note your disclosure of "wet" natural gas reserves including NGLs in the presentation of the changes in total proved reserves and the disclosure of the net proved developed and undeveloped reserves on page 10 and elsewhere on page 128 for the period ending June 30, 2014. Your disclosure of "wet" gas reserves including NGLs appears inconsistent with your separate disclosure of dry gas and NGL reserves found elsewhere on page 10 and in Exhibit 99.1 for the same period.

Please note that the consideration for separate disclosure of NGLs under FASB ASC 932-235-50-4 and 932-235-50-5 is based on the net quantities of such reserves. We estimate that NGLs represent approximately 32.8% of the total liquid reserves and 25.7% of total proved reserves on a Boe basis as of June 30, 2014 and therefore meet the requirement for separate disclosure. Please revise your disclosure accordingly.

Proved Undeveloped Reserves, page 11

4.   You disclose changes in the net quantities of proved undeveloped reserves that occurred during the year ended June 30, 2014 relating to sales of reserves, the addition of new PUD locations and the conversion of PUD reserves to developed status. However, the increase of 275 MBoe in proved undeveloped reserves represented by these changes does not appear to reconcile with our estimate of the overall increase during the period of approximately 453 MBoe. We re-issue comment 10 in our letter dated December 1, 2014 regarding expanding your disclosure to provide sufficient detail to reconcile the overall change in net proved undeveloped reserves relating to all causes such as revisions of previous estimates, extensions and discoveries, purchases and sales, in addition to those quantities converted to developed during the period. Please refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

Production, Price and Cost Data, page 13

5.   You present your natural gas liquids ("NGLs") combined with natural gas as a single aggregated figure on pages 13 and elsewhere on page 57 for purposes of disclosing information related to your production quantities and average sales price. Items 1204(a) and 1204(b)(1) of Regulation S-K require disclosure of the production and the average sales price by final product sold, of oil, gas, and other products such as NGLs. To comply with Item 1204 of Regulation S-K, please

revise your disclosure to provide the production and the average sales price by individual product type for each of the periods presented. As part of your revised disclosure, please include the average sales prices by final product sold relating to the total volumes produced.

6.   We note your disclosure of production information by basin on page 13. Please note that Item 1204(a) of Regulation S-K requires disclosure of production by final product sold for any field that contains 15% or more of your total proved reserves. In this regard, we note that Exhibit 99.1 refers to the Spraberry and Sugg Ranch Fields. If these or any other field(s) meets the requirements for separate disclosure pursuant to Item 1204, please expand your disclosure accordingly.

7.   Please modify your disclosures as necessary to resolve the apparent inconsistency between the production figures disclosed on page 13 and the comparable figures disclosed elsewhere on pages 57 and 128 or clarify the reasons for this apparent lack of correlation.

Financial Statements and Exhibits, page 85

Notes to the Financial Statements, page 105

Note 7, Suspended Exploratory Well Costs, page 113

8.   We note your response to our prior comment 26, in which you conclude the correction to expense $449,541 of previously capitalized suspended well costs related to the Paradox Basin is immaterial to the financial statements for the fiscal year June 30, 2014. Based on this conclusion, we understand you have recorded the correction for this amount in the financial statements for first quarter of the fiscal year ending June 30, 2015. Please tell us how you considered the guidance of SAB Topic 1:N in determining whether the correction of the misstatement is material to the first quarter of the fiscal year ending June 30, 2015.

Note 17, Restatement of Deferred Income Taxes, page 124

9.   We note the disclosures describing the nature of the restatement to deferred income tax expense and a discussion of the impact on the financial statements. FASB ASC 250-10-50-7 requires disclosure of the effect of the correction on each financial statement line item. Please expand your disclosures to present the impact on each line item of your financial statements as of and for the years ended June 30, 2014 and 2013.

Supplemental Information on Oil and Gas Exploration and Production Activities, page 126

Suspended Exploratory Well Costs, page 126

10.   We note that your revised disclosure in response to our prior comments 25 and 27 includes an aging analysis of the suspended exploratory well costs. Please expand your disclosure to provide detailed qualitative discussions of activities undertaken to date as described in FASB ASC 932-235-50-1B, paragraph (c).

Standardized Measure of Discounted Future Net Cash Flows, page 126

11.   Please note the Instructions to Paragraph (b) in Item 302 of Regulation S-K regarding disclosure of supplementary financial information require that you provide FASB ASC Subtopic 932-235 disclosure as of the beginning and end of each annual period for which financial statements are presented. Please expand your disclosure to provide the changes in the standardized measure of discounted future net cash flows for the period ending June 30, 2013 pursuant to FASB ASC 932-235-50-31. Also expand your disclosure on page 128 to provide the changes in total proved reserves and the net proved developed and undeveloped reserves for the period ending June 30, 2013 pursuant to FASB ASC 932-235 paragraphs 50-5 and 50-4, respectively.

Changes in Standardized Measure of Discounted Future Net Cash Flows, page 127

12.   We note that your disclosure of changes in standardized discounted cash flows includes an adjustment for "Changes in production rates and other." Please provide us with a description of the nature of this adjustment and tell us how you considered providing additional explanatory disclosure in your filing. Refer to FASB ASC 932-235-50-35 and 932-235-50-36.

Oil and Gas Reserves, page 127

13.   Please revise your disclosure to include an explanation of significant changes in reserve quantities as discussed in FASB ASC 932-235-50-10.

14.   Please expand your disclosure to reference each period where the reserve estimates were prepared by a third party engineer, e.g. June 30, 2014 and June 30, 2013.

Exhibits

15.   We note your response to our prior comment 29, and reissue the comment in part. Please file your participation agreements with CrownRock, L.P. or provide your

analysis as to why your business is not substantially dependent on the agreements. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Robert L. Kimball
        Vinson & Elkins LLP